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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                            HOUGHTON MIFFLIN COMPANY

                           (Name of Subject Company)

                            HOUGHTON MIFFLIN COMPANY

                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE

                         (Title of Class of Securities)

                                   441560109

                     (CUSIP Number of Class of Securities)

                            ------------------------

                                 PAUL D. WEAVER
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                            HOUGHTON MIFFLIN COMPANY
                              222 BERKELEY STREET
                        BOSTON, MASSACHUSETTS 02116-3764
                                 (617) 351-5000

                 (Name, address and telephone number of person
               authorized to receive notice and communications on
                   behalf of the person(s) filing statement)

                                WITH COPIES TO:

              LOUIS A. GOODMAN                                DENNIS J. BLOCK
  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP             CADWALADER, WICKERSHAM & TAFT
              ONE BEACON STREET                               100 MAIDEN LANE
         BOSTON, MASSACHUSETTS 02108                     NEW YORK, NEW YORK 10038
               (617) 573-4800                                 (212) 504-6000

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ITEM 1. SUBJECT COMPANY INFORMATION.

    (a) The name of the subject company is Houghton Mifflin Company, a Massachusetts corporation (the "Company"), and the address of the principal executive offices of the Company is 222 Berkeley Street, Boston, Massachusetts 02116. The phone number for its principal executive offices is (617) 351-5000.

    (b) The title of the class of equity security to which this Statement relates is Common Stock, par value $1.00 per share, including the rights to purchase Series A Junior Participating Preferred Stock (the "Rights") issued pursuant to the Rights Agreement, as amended (the "Rights Agreement"), dated as of July 30, 1997 by and between the Company and BankBoston, N.A., as Rights Agent (together, the "Common Stock"). As of April 30, 2001, 28,877,784 shares of Common Stock were issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

    (a) NAME AND ADDRESS OF PERSON FILING THIS STATEMENT. The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1(a) above, which information is incorporated herein by reference. The Company's website address is www.hmco.com. The information on the Company's website should not be considered a part of this Statement.

    (b) TENDER OFFER OF THE PURCHASER.

    This Statement relates to the tender offer by a Massachusetts corporation, Soraya Merger Inc. (the "Purchaser") disclosed in a Tender Offer Statement on Schedule TO dated June 8, 2001 (the "Schedule TO"), to purchase all of the outstanding Common Stock at a price of $60.00 per share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 8, 2001 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as may be amended from time to time, together constitute the "Offer").

    Purchaser was formed in connection with the Offer and is wholly owned by Vivendi Universal, a SOCIETE ANONYME organized under the laws of France ("Parent").

    The Offer is being made pursuant to an Agreement and Plan of Merger dated as of June 1, 2001 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, for the making of the Offer by the Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, the Purchaser will merge with and into the Company (the "Merger") as soon as practicable after the consummation of the Offer. Following consummation of the Merger, the Company will continue as the surviving corporation. In the Merger, the Common Stock issued and outstanding immediately prior to the consummation of the Merger (other than Common Stock owned by any subsidiary of the Company or Parent or any subsidiary of Parent or held in the treasury of the Company, all of which will be cancelled, and other than Common Stock, where applicable, held by stockholders who perfect appraisal rights under Massachusetts law) will be converted into the right to receive $60.00 in cash (the "Merger Consideration").

    A copy of the Merger Agreement is attached hereto as Exhibit (e)(2) and is incorporated herein by reference.

    The Offer to Purchase states that the principal executive offices of the Purchaser is located care of Vivendi Universal Holding I Corp. at 800 Third Avenue, 7th Floor, New York, New York 10022. The telephone number of the Purchaser at such location is (212) 572-7855.

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ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to
Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (the "Information Statement") that is attached as Annex B to this Statement and is incorporated herein by reference. Except as set forth in the response to this Item 3, Item 4 below or in Annex B attached hereto or as incorporated by reference herein, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Parent or the Purchaser or their respective executive officers, directors or affiliates.

    In connection with the transactions contemplated by the Merger, the following agreements were entered into: the Merger Agreement and a Confidentiality Agreement dated January 17, 2001 between the Company, Parent and an affiliate of Parent, Havas (the "Confidentiality Agreement") and an informal arrangement. A copy of the Confidentiality Agreement is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

    THE MERGER AGREEMENT. The summary of the material terms of the Merger Agreement set forth under the caption "12. Purpose of the Offer; the Merger Agreement; Plans for the Company--THE MERGER AGREEMENT" in the Offer to Purchase is incorporated by reference herein. The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

    CONFIDENTIALITY AGREEMENT. The following summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement which is filed as Exhibit (e)(4) hereto and incorporated herein by reference.

    As a condition to being furnished certain information concerning the Company (the "Confidential Information"), Parent has agreed, among other things, that it will keep such Confidential Information confidential and will use it solely for assisting it in pursuing discussions with regard to entering into the Offer and the Merger. "Confidential Information" does not include (i) information which is or becomes generally available to the public other than as a result of a disclosure by Parent or its (or its affiliates') directors, officers, employees or representatives, (ii) information which was already known to Parent on a nonconfidential basis prior to being furnished to Parent by the Company or
(iii) information which becomes available to Parent on a nonconfidential basis from a source other than the Company if such source was not known to Parent to be subject to any prohibition against transmitting the information to Parent.

    In addition, shortly after April 25, 2001, in response to a request from representatives of Parent, the Company advised Parent that it would not negotiate with other parties relating to the sale of the Company until May 13, 2001. Thereafter, this date was extended through May 31, 2001.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) SOLICITATION/RECOMMENDATION

    The Board of Directors of the Company has unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby and determined that the Offer and the Merger are advisable and fair to and in the best interests of the Company and its stockholders.

    ACCORDINGLY, THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF THE COMMON STOCK TENDER THEIR SHARES IN THE OFFER.

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    (b) BACKGROUND OF THE TRANSACTION

    In the fall of 2000, senior management of the Company and the Board of Directors recognized that, in view of the changes occurring in the publishing industry, a full exploration of strategic alternatives to enhance stockholder value should be undertaken.

    Beginning in the late fall of 2000 and continuing through the first quarter of 2001, Mr. Nader F. Darehshori, Chairman, President and Chief Executive Officer of the Company, met with various participants in the publishing industry, including Parent, to explore, on a very preliminary and general basis, a broad range of strategic alternatives.

    Mr. Darehshori had a luncheon meeting with representatives of Parent on January 9, 2001, at which there was a general discussion relating to the publishing industry and an overview of the business strategy of Parent and the Company. At the end of January, Parent and the Company entered into a non-disclosure agreement dated January 17, 2001, a copy of which is filed as Exhibit (e)(4) hereto. Thereafter, the Company provided Parent with certain non-public financial information. Mr. Darehshori met with representatives of Parent on February 1, 2001. The Parent representatives indicated that Parent was interested in pursuing a business combination with the Company. Mr. Darehshori advised them that the Company was still in the process of considering various strategic alternatives.

    In February 2001, the Company retained The Parthenon Group, which had expertise in the publishing industry, to analyze its strategic plan and business opportunities for the Company.

    At a meeting of the Board of Directors on March 28, 2001, Mr. Darehshori summarized a number of strategic initiatives which he had been exploring, and The Parthenon Group discussed strategic issues and alternatives in the Company's business as they relate to the future financial performance of the Company.

    In the latter part of March 2001, a representative of Parent called
Mr. Darehshori to indicate Parent's continuing interest in pursuing a business combination transaction with the Company, and a meeting was scheduled for April 4, 2001. At this meeting, attended by Mr. Darehshori, Mr. Eric Licoys, Co-Chief Operating Officer of Parent, Ms. Agnes Touraine, Vice Chairman and Chief Executive Officer of Vivendi Universal Publishing, and Mr. Jean-Laurent Nabet, Director of Mergers and Acquisition of Parent, Parent indicated an interest in exploring the possible business combination. Thereafter, on April 17, 2001, a meeting was held between representatives of JPMorgan, financial advisor to the Company, and Lazard Freres & Co., financial advisors to Parent, to discuss valuation issues.

    On April 23, 2001, the Company received a letter from Mr. Jean-Marie Messier, Chairman and Chief Executive Officer of Parent, which set forth Parent's preliminary non-binding expression of interest for a business combination, which preliminary expression of interest stated that Parent's formulation of an actual offer would be contingent upon its due diligence investigation and its assessment of various financial parameters and synergies and was subject to board approval on Parent's part, and stated that the price range that Parent was considering was up to US$62 per common share payable in cash.

    The Company held a regularly scheduled Board of Directors meeting on April 25, 2001, at which Parent's indication of interest in a business combination was discussed. Representatives of The Parthenon Group analyzed for the Board of Directors the potential revenue and income scenarios for the Company based on business unit opportunities and risks over the next three years. Representatives of JPMorgan made a presentation relating to a limited number of potential strategic acquirers of the Company and a preliminary indication of a range of values that the Company might receive in a transaction involving the sale of all of the Common Stock.

    There was then discussion of the April 23, 2001 letter received from Parent. At the conclusion of the discussion, the Board of Directors appointed a Special Committee composed of outside directors to

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analyze, consider and negotiate a potential business combination with Parent and to make recommendations to the Board of Directors relating thereto.

    Immediately following the Board of Directors meeting, the Special Committee, whose members are Ms. Claudine Malone, Mr. Charles Longsworth and Mr. Michael Goldstein, met and elected Mr. Goldstein as Chairman. The Committee retained Cadwalader, Wickersham & Taft as its legal counsel and JPMorgan, the Company's investment banker, as its investment banker to assist in negotiating, structuring and evaluating the potential business transaction. It also authorized management to provide Parent with information and documents pertaining to the Company which were reasonably requested by Parent.

    During the weeks of April 30 and May 7, 2001 the Company provided representatives of Parent with documents pertaining to its business and made presentations to senior officers of Parent concerning the operation of each of the Company's business units. This due diligence process continued until the Agreement and Plan of Merger was signed.

    During the period from May 4th to May 28th, 2001, representatives of Parent and the Company engaged in discussions concerning valuation, but no formal offer was made by Parent.

    A meeting of the Board of Directors was held on May 17, 2001. Representatives of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the Company, Cadwalader, Wickersham & Taft and JPMorgan were present at the meeting. The Special Committee reported to the Board that representatives of Parent had suggested a valuation of $58.00 per share of Common Stock and the Special Committee recommended that if Parent were to make an offer at $58.00 per share of Common Stock, JPMorgan should advise Parent's financial advisor that it would be unacceptable.

    A brief meeting of the Special Committee followed the meeting of the Board of Directors. It was decided to allow Parent to continue due diligence only after an acknowledgement by a representative from Parent that no deal would be done at $58.00 per share of Common Stock and any formal offer by Parent would need to be at a higher valuation to even be considered by the Company.

    Thereafter, representatives of JPMorgan advised representatives of Lazard that a valuation of $58.00 per share of Common Stock was not acceptable to the Company. During the next week there were various discussions relating to the value of the Company between representatives of JPMorgan and Lazard Freres. During that period, the Company's management continued to respond to numerous questions and document requests from Parent. Representatives of the Special Committee, JPMorgan and Cadwalader, Wickersham & Taft regularly met in person or by conference call to address issues related to the negotiations with Parent.

    A meeting of the Company's Board of Directors, attended by the Company's financial advisors, Cadwalader, Wickersham & Taft and Skadden, Arps, Slate Meagher & Flom LLP was held on May 23, 2001. The substance of the discussions between JPMorgan and Parent's financial advisors was reviewed with the Board of Directors. The Special Committee recommended, and the Board of Directors concurred, that a meeting between Messrs. Darehshori and Goldstein and appropriate officers of Parent would be appropriate.

    On May 28, 2001, Messrs. Darehshori and Goldstein met with Mr. Licoys and Ms. Touraine. Representatives of Cadwalader, Wickersham & Taft, Skadden, Arps, Slate, Meagher & Flom LLP and JPMorgan were available to assist
Messrs. Goldstein and Darehshori as necessary. Mr. Licoys stated that, while any formal offer would be subject to approval of Parent's board of directors (a regular meeting of which was scheduled for May 29, 2001), he believed Parent would be prepared to offer $58.00 or perhaps $58.50 per share of Common Stock. Messrs. Darehshori and Goldstein stated that $58.00 per share of Common Stock was unacceptable. Mr. Goldstein indicated that he believed that a price of $62.00 per share of Common Stock was appropriate. There was then a general discussion relating to valuation, but Mr. Licoys did not increase the valuation range, and the meeting adjourned.

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After consulting with JPMorgan and Cadwalader, Wickersham & Taft, Mr. Goldstein
apprised the Board of Directors of the status of the negotiations.

    On the afternoon of May 29, 2001, after a meeting of the Board of Directors of Parent, Mr. Licoys talked with Messrs. Darehshori and Goldstein and stated that Parent was willing to pay $60.00 per share of Common Stock for all of the Company's common stock. He stated that this was its full and final offer. Messrs. Darehshori and Goldstein replied that they would communicate the offer to the Special Committee and the Board of Directors.

    The Special Committee convened later that afternoon, along with JPMorgan and Cadwalader, Wickersham & Taft, and, after extensive discussions, concluded that $60.00 per share of Common Stock was fair and that it would recommend accepting the proposal to the Board of Directors.

    The Board of Directors of the Company met in the evening of May 29, 2001, along with its legal and financial advisors. After extended discussion, the Special Committee recommended and the Board of Directors concurred that $60.00 per share of Common Stock would be acceptable if a satisfactory purchase agreement could be developed.

    On May 30, 2001, Messrs. Darehshori and Goldstein talked by telephone with Mr. Licoys. They indicated that the Special Committee would be prepared to recommend acceptance of a price of $60.00 per share of Common Stock, contingent on a favorable purchase agreement being entered into. Thereafter, Messrs. Darehshori and Goldstein and representatives from Cadwalader, Wickersham & Taft, Skadden, Arps, Slate, Meagher & Flom LLP and JPMorgan and Parent continued to negotiate an agreement. By early evening on May 31, 2001, agreement had been reached on the major elements of an Agreement and Plan of Merger.

    A meeting of the Company's Board of Directors was held in the evening of May 31, 2001. Representatives of JPMorgan presented a summary of its analyses of the financial aspects of the proposed transaction, including an analysis of the fairness, from a financial point of view, of the price of $60.00 per share of Common Stock. Representatives of Skadden, Arps, Slate, Meagher & Flom LLP and Cadwalader, Wickersham & Taft outlined terms of the proposed offer and merger and the directors' legal duties and responsibilities. Members of the Special Committee stated their recommendation in favor of the offer and principal terms of the proposed agreement. Thereafter, the full Board of Directors unanimously approved the principal terms of the proposed Agreement and Plan of Merger and authorized management to finalize the details of the agreement.

    In the early morning of June 1, 2001, the remaining details of the Agreement and Plan of Merger were finalized and the agreement was signed. On June 1, 2001, prior to the commencement of trading, Parent and the Company issued a joint press release announcing the transaction.

    (c) REASONS FOR THE RECOMMENDATION

    In reaching its conclusions and recommendations described above, the Company's Board of Directors consulted with the Company's senior officers and financial advisors and took into account numerous factors, including but not limited to the following:

    (i) the terms and conditions of the Offer and the Merger Agreement;

    (ii) the current and historical financial condition, results of operations, business and prospects of the Company;

   (iii) the recent evaluations by the Board of Directors of the Company's strategic plan, the consolidations occurring in the publishing industry and the resources necessary to convert content to electronic format, globalize the distribution of products and to otherwise remain fully competitive in the publishing industry;

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    (iv) consideration of the analyses of The Parthenon Group regarding possible strategic alternatives and business opportunities for the Company, including an analysis of the Company if it were to remain independent and continue to do business in the publishing industry, taking into account the risks inherent in remaining independent, and the prospects of the Company going forward as an independent entity in that market;

    (v) the presentation of J.P. Morgan Securities Inc. ("JP Morgan") as to various financial matters and the written opinion of JP Morgan, the Company's financial advisor in connection with the Offer and the Merger, dated May 31, 2001, to the effect that, as of the date of the opinion, the consideration to be received by holders of Common Stock pursuant to the Offer and the Merger is fair from a financial point of view to such stockholders (other than Parent or its affiliates). The full text of JPMorgan's written opinion which sets forth the procedures followed, the factors considered and the assumptions made by JPMorgan in arriving at its opinion is attached hereto and filed as Annex A hereto and incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION OF JPMORGAN CAREFULLY AND IN ITS ENTIRETY;

    (vi) the recommendation of the Special Committee of the Board of Directors;

   (vii) the fact that the Merger Agreement, while prohibiting the Company from soliciting any competitive proposal, does permit the Company to respond to unsolicited proposals by furnishing information to, and participating in discussions or negotiations with, any third party making such proposal, provided that a majority of the Company's Board of Directors determines in good faith that such third party's Takeover Proposal (as that term is defined in the Merger Agreement) is or is reasonably likely to result in a Superior Proposal (as that term is defined in the Merger Agreement) and the Company's Board of Directors determines (after consultation with counsel) that the failure to so act would likely breach the fiduciary duties of the Board of Directors. If a majority of the Board of Directors determines that the failure to take action with respect to such Superior Proposal would likely breach the fiduciary duties of the Board of Directors, the Board of Directors may terminate the Merger Agreement and accept such Superior Proposal. If the Board of Directors were to decide to accept such Superior Proposal, the Board of Directors would be obligated to first give Parent three business days notice to negotiate with the Company concerning any new proposals made by Parent and pay a termination fee;

  (viii) the relationship of the Offer Price and the Merger Consideration to the historical trading prices of the Common Stock. The Board of Directors also considered the form of consideration to be paid to holders of Common Stock in the Offer and the Merger and the certainty of value of such cash consideration compared to stock consideration. The Board of Directors was aware that the consideration to be received by the holders of Common Stock in the Offer and the Merger would be taxable to such holders for federal income tax purposes;

    (ix) the anticipated timing of consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a tender offer for all Common Stock, which should allow stockholders to receive the transaction consideration in a relatively short timeframe, followed by the Merger in which stockholders will receive the same consideration as received by stockholders who tender their shares in the Offer; and

    (x) the representation of Parent that it has, or will have, sufficient cash or access to cash to satisfy all of its obligations under the Merger Agreement and the fact that the Offer is not subject to a financing condition.

    In making its recommendation, the Special Committee of the Board of Directors and the Board of Directors was aware of and took into consideration the interests of certain Company executives, including the Chief Executive Officer, who is a member of the Board of Directors, in the Offer and the

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Merger as a result of the agreements referred to in Item 3 of this Statement and their holding of Common Stock and options to purchase Common Stock as referenced in Item 3 of this Statement.

    The Company's Board of Directors did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Company's Board of Directors viewed their position and recommendations as being based on the totality of the information presented to and considered by them. Individual members of the Board of Directors may have given different weight to different factors.

    The Company's Board of Directors recognized that, while the consummation of the Offer gives the stockholders the opportunity to realize a premium over the prices at which the Common Stock was traded prior to the public announcement of the Merger and Offer, tendering in the Offer would eliminate the opportunity for stockholders to participate in the future growth and profits of the Company.

    It is expected that, if the Common Stock were not to be purchased by the Purchaser in accordance with the terms of the Offer or if the Merger were not to be consummated, the Company's current management, under the general direction of the Company's Board of Directors, would continue to manage the Company as an ongoing business in accordance with the Company's current long-term strategic plan.

    (d) INTENT TO TENDER

    To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each executive officer and director of the Company currently intends to tender all shares of Common Stock over which he or she has sole dispositive power to the Purchaser.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

    The Company has retained JPMorgan as its financial advisor in connection with the Offer and the Merger (or any other transaction resulting in the sale of a majority of the Common Stock or all or substantially all of its assets). Pursuant to the Engagement Letter between JPMorgan and the Company dated
May 31, 2001 (the "Engagement Letter"), the Company has agreed to pay JPMorgan as follows: (i) an opinion fee of $1,000,000, which became due upon delivery of the fairness opinion to the Special Committee of the Company's Board of Directors and the Board of Directors; and (ii) an advisory fee of $9,500,000, payable upon the closing of the Offer and the Merger (or any other transaction resulting in the sale of a majority of the Common Stock or all or substantially all of the Company's assets).

    The Company has also agreed in the Engagement Letter to reimburse JPMorgan for all reasonable out-of-pocket expenses (not to exceed $150,000 without the prior approval of the Company), including, without limitation, travel costs, document production and other similar expenses, and reasonable fees of counsel and other professional advisors, and to indemnify JPMorgan and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, relating to or arising out of its engagement.

    Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer or the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    There have been no transactions in the Common Stock effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

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ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization.

    Except as set forth above, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    (a) Appraisal Rights

    No appraisal rights are available to holders of Common Stock in connection with the Offer. However, if the Merger is consummated, holders of Common Stock may have certain rights under Sections 86 through 98 of the Massachusetts Business Corporations Law (the "MBCL") to dissent and demand appraisal of, and payment in cash for the fair value of, their Common Stock. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from expectation or accomplishment of the Merger) required to be paid in cash to such dissenting holders for their Common Stock. Any such judicial determination of the fair value of Common Stock could be based upon considerations other than or in addition to the Offer Price and the market value of the Offer Securities, including asset values and the investment value of the Common Stock. The value so determined could be more or less than the Offer Price or the Merger Consideration.

    If any holder of Common Stock who demands appraisal under Sections 86 through 98 of the MBCL fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the MBCL, the Common Stock of such holder will be converted into the Merger Consideration in accordance with the Merger Agreement. A stockholder may withdraw his or her demand for appraisal by delivery to Parent of a written withdrawal of his or her demand for appraisal and acceptance of the Merger.

    Failure to follow the steps required by Sections 86 through 98 of the MBCL for perfecting appraisal rights may result in the loss of such rights.

    (b) Directors Designations by Parent

    The Information Statement attached hereto as Annex B is being furnished to the Company's stockholders in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed by the Company's Board of Directors other than at a meeting of the Company's stockholders, and such information is incorporated herein by reference.

    (c) Antitrust--U.S.

    Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of the Common Stock by the Purchaser pursuant to the Offer is subject to such requirements.

    Pursuant to the requirements of the HSR Act, Parent and the Company are preparing to file the required Notification and Report Forms (the "Forms") with the Antitrust Division and the FTC. The statutory waiting period applicable to the purchase of Common Stock pursuant to the Offer is to expire at 11:59 P.M., New York City time, on the fifteenth day after both parties have filed their Forms. However, prior to such date, the Antitrust Division or the FTC may extend the waiting periods by requesting additional information or documentary material relevant to the acquisition. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, on the tenth day after both parties have substantially complied with such request. Thereafter, such waiting periods can be extended only by court order. A request is being made pursuant to the HSR Act for early termination of the applicable waiting period. There can be no assurance, however, that the waiting period will be terminated early.

    The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Common Stock pursuant to the Offer or seeking divestiture of the Common Stock so acquired or divestiture of substantial assets of the Purchaser or the Company. Private parties may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

    (d) Antitrust--General

    It is possible that any of the governmental entities with which filings are made may seek, as conditions for granting approval of the Merger, various regulatory concessions. There can be no assurance that:

    - Parent or the Company will be able to satisfy or comply with such conditions; or

    - the required regulatory approvals will be obtained within the time frame contemplated by Parent and the Company and referred to herein or on terms that will be satisfactory to Parent and the Company.

Additional filings may be necessary in countries outside the U.S.

ITEM 9. EXHIBITS.

EXHIBIT NO.
-----------
Exhibit (a)(1)  Offer to Purchase dated June 8, 2001*

Exhibit (a)(2)  Letter of Transmittal dated June 8, 2001*

Exhibit (a)(3)  Joint Press Release issued by Parent and the Company dated
                June 1, 2001

Exhibit (a)(4)  Summary Advertisement published in The Wall Street Journal dated
                June 8, 2001

Exhibit (a)(5)  Letter to Stockholders of the Company dated June 8, 2001*

Exhibit (e)(1)  Opinion of JPMorgan dated May 31, 2001 (included as Annex A to the Statement)*

Exhibit (e)(2)  Agreement and Plan of Merger dated as of June 1, 2001, among
                Parent, the Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO of Purchaser filed June 8, 2001)

Exhibit (e)(3)  The Information Statement of the Company dated as of June 8,
                2001 (included as Annex B to the Statement)

Exhibit (e)(4)  Confidentiality Agreement between Parent, Havas and the
                Company dated January 17, 2001

------------------------

*   Included with Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       HOUGHTON MIFFLIN COMPANY

                                                       By   /s/ PAUL D. WEAVER
                                                            -----------------------------------------
                                                            Name: Paul D. Weaver
                                                            Title:  Senior Vice President and
                                                                  General Counsel

Dated: June 8, 2001

                                                                         ANNEX A

                                     [LOGO]

May 31, 2001

The Special Committee and the Board of Directors
Houghton Mifflin Company
222 Berkeley Street
Boston, MA 02116

Members of the Special Committee and the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $1.00 per share (together with the associated rights to purchase shares of Series A Junior Participating Preferred Stock, the "Company Common Stock"), of Houghton Mifflin Company (the "Company") of the consideration to be received by such holders in the proposed tender offer (the "Offer") by Target Merger Inc. (the "Sub"), a Massachusetts corporation and a wholly-owned subsidiary of Vivendi Universal (the "Merger Partner") and subsequent merger (the "Merger") of the Company with the Sub (the "Transaction"). Pursuant to the Agreement and Plan of Merger (the "Agreement"), among the Company, the Merger Partner and the Sub, the Sub will offer to acquire all shares of the Company Common Stock for $60.00 per share in cash, the Company will become a wholly-owned subsidiary of the Merger Partner, and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by the Merger Partner and its affiliates, will be converted into the right to receive $60.00 per share in cash.

In arriving at our opinion, we have (i) reviewed a draft of the Agreement dated May 30, 2001; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;
(iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its respective businesses; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We have also assumed that the Transaction will be consummated as described in the Agreement. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel. We have also assumed that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the consideration to be received by the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the underlying decision by the Company to engage in the Transaction.

We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction. Consequently, no opinion is expressed whether any alternative transaction might produce consideration for the Company's shareholders in an amount in excess of that contemplated in the Transaction.

We have acted as financial advisor to the Special Committee, the Board of Directors and Company with respect to the proposed Transaction and will receive a fee from the Company for our services. We will also receive an additional fee if the proposed Transaction is consummated. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Merger Partner for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be received by the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders (other than the Merger Partner and its affiliates).

This letter is provided to the Special Committee and the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether any such shareholder should tender any of its shares in the Offer or as to how such shareholder should vote with respect to the Merger or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any offer to purchase or proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES INC.

                                                                         ANNEX B

                            HOUGHTON MIFFLIN COMPANY
                              222 BERKELEY STREET
                                BOSTON, MA 02116
                                 (617) 351-5000

             INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

          NO VOTE OR OTHER ACTION OF THE SECURITY HOLDERS IS REQUIRED
                 IN CONNECTION WITH THIS INFORMATION STATEMENT.

    This Information Statement is being mailed on or about June 8, 2001 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the
"Schedule 14D-9") to holders of the common stock, par value $1.00 per share, of Houghton Mifflin Company, a Massachusetts corporation (the "Company"), together with the associated rights to purchase Series A Junior Participating Preferred Stock (the "Rights") issued pursuant to the Rights Agreement, as amended (the "Rights Agreement"), dated as of July 30, 1997 by and between the Company and BankBoston, N.A., as Rights Agent (together, the "Common Stock"). As of
April 30, 2001, there were 1,824,322 shares of Common Stock outstanding. Each share of Common Stock is entitled to one vote.

    The Schedule 14D-9 relates to the tender offer by a Massachusetts corporation, Soraya Merger Inc. (the "Purchaser) disclosed in a Tender Offer Statement on Schedule TO dated June 8, 2001, to purchase all of the outstanding Common Stock at a price of $60.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 8, 2001 and the related Letter of Transmittal (which, as may be amended from time to time, together constitute the "Offer"). Purchaser was formed in connection with the Offer and is wholly owned by Vivendi Universal, a SOCIETE ANONYME organized under the laws of France (the "Parent"). You are receiving this Information Statement in connection with the possible designation by Purchaser of persons to serve in at least one-half of the seats on the Board of Directors of the Company (the "Board").

    This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. Please read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein have the meaning set forth in the Schedule 14D-9.

    Parent provided the information in this Information Statement concerning Parent and Purchaser, and the Company assumes no responsibility for the accuracy, completeness or fairness of this information.

                             BACKGROUND INFORMATION

    On June 1, 2001, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Parent and Purchaser. The Merger Agreement provides, among other things, for the making of the Offer by the Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, the Purchaser will merge with and into the Company (the "Merger," and together with the Offer, the "Transaction") as soon as practicable after the consummation of the Offer. Following consummation of the Merger (the "Effective Time"), the Company will continue as the surviving corporation. In the Merger, the Common Stock issued and outstanding immediately prior to the Effective Time (other than Common Stock owned by any subsidiary of the Company or any subsidiary of Parent or held in the treasury of the Company, all of which will be cancelled, and other than Common Stock, where applicable, held by stockholders who perfect appraisal rights under Massachusetts law) will be converted into the right to receive $60.00 in cash. As a result of the Transaction, the Company will become a wholly owned subsidiary of Parent.

                          RIGHT TO DESIGNATE DIRECTORS

    The Merger Agreement provides that, upon the purchase of Common Stock pursuant to the Offer and from time to time thereafter, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, Parent shall be entitled to designate such number of directors of the Company, rounded down to the next whole number, as is equal to the product of the total number of directors on the Board (giving effect to the directors designated by Parent pursuant to this sentence) multiplied by the Board Fraction (the "Designees"). "Board Fraction" shall mean a fraction, the numerator of which shall be the number of shares of Target Common Stock that Parent and its subsidiaries beneficially own at the time of calculation of the Board Fraction, and the denominator of which shall be the total number of shares of Common Stock then outstanding. The Company shall promptly take such actions as are necessary to enable such designees of Parent to be elected or appointed to the Board, including increasing the number of directors on the Board and obtaining the resignations of a number of its incumbent directors, or both. The Company shall use its best efforts to cause the vacancies created by such increase in the number of directors or the resignation of incumbent directors to be filled by the designees of Parent. Notwithstanding the foregoing, the Merger Agreement requires that, until the Effective Time, the Board shall have at least two directors of the Company who are directors on the date that the Merger Agreement was executed and who are not affiliates of Parent or Purchaser.

                     INFORMATION WITH RESPECT TO DESIGNEES

    The following table contains information with respect to the Designees (including age as of the date hereof, business address, current principal occupation or employment and five-year employment history). Unless otherwise noted, the business address of each designee is c/o Vivendi Universal, 42, Avenue de Friedland, 75380 Paris Cedex 08, France, except that the business address of Edgar Bronfman, Jr. is 375 Park Avenue, New York, New York 10152.

NAME OF                                                               PRINCIPAL OCCUPATION
DESIGNEE AND CITIZENSHIP                      AGE                     DURING PAST FIVEYEARS
------------------------                    --------   ---------------------------------------------------
Jean-Marie Messier                             44      Chairman and Chief Executive Officer of Parent
French                                                 since 1994.

Edgar Bronfman, Jr.                            46      Executive Vice Chairman of Parent. President and
American                                               Chief Executive Officer of Seagram from 1994 to
                                                       2000. Also a director of USA Networks, Inc.

Eric Licoys                                    62      Co-Chief Operating Officer of Parent. Chairman and
French                                                 Chief Executive Officer of Vivendi Universal
                                                       Publishing since 1998. Advisor to Parent's Chairman
                                                       from 1997 to 1999. Chairman of Lazard Freres & Cie
                                                       from 1996 to 1997.

Jean-Laurent Nabet                             37      Senior Vice President, Mergers & Acquisitions and
French                                                 Financial Analysis of Vivendi Universal since
                                                       February 2001. Director, Business Development of
                                                       Havas from 1995 to 2000. He is also a member of the
                                                       Board of Directors of Canal+, Havas Advertising and
                                                       Havas Images.

NAME OF                                                               PRINCIPAL OCCUPATION
DESIGNEE AND CITIZENSHIP                      AGE                     DURING PAST FIVEYEARS
------------------------                    --------   ---------------------------------------------------
Jean-Francois Dubos                            55      Executive Vice President and General Counsel of
French                                                 Vivendi Universal. General Counsel, Company and
                                                       Board Secretary of Vivendi since 1994. Chairman and
                                                       CEO of Carrousel du Louvre SA from June 1993 to
                                                       November 1999. He is also a member of the Board of
                                                       Directors of Fomento de Construcciones y Contractes
                                                       SA.

Agnes Touraine                                 46      Vice Chairman and CEO of Vivendi Universal
French                                                 Publishing. Executive Vice President of Havas from
                                                       January 1999 to October 2000. Chairman and CEO of
                                                       Havas Interactive SA from September 1995 to January
                                                       1999. She is also a member of the Executive
                                                       Committee of Vivendi Universal.

Guillaume Hannezo                              40      Senior Executive Vice President and Chief Financial
French                                                 Officer of Vivendi Universal. Chief Financial
                                                       Officer of Vivendi since January 1997. Chief
                                                       Financial Officer of AGF from October 1994 to
                                                       January 1997. He is also a member of the Board of
                                                       Directors of UGC, Vivendi Universal Net, Vivendi
                                                       Universal Publishing and Connex.

    Parent has informed the Company that, to its knowledge, none of the Designees beneficially owns any equity securities, or rights to acquire any equity securities of the Company, has a familiar relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Parent has informed the Company that each of the individuals listed above has consented to act as a director, if so designated.

                       BOARD OF DIRECTORS AND COMMITTEES

BOARD STRUCTURE

    The Board currently consists of ten members, divided into three classes with one class elected each year at the Annual Meeting for a term of three years.

    The Board met ten times during 2000. All directors attended at least 75% of the combined number of meetings of both the Board and of committees on which they served.

DIRECTORS

    The following table shows information with respect to the current directors of the Company as of June 8, 2001. Each director is a citizen of the United States. Unless otherwise noted, the business address of each director is c/o Houghton Mifflin Company, 222 Berkeley Street, Boston, MA 02116. Except as noted, each of the directors has held his or her principal occupation for at least five years.

                                                                                                 DIRECTOR
NAME OF DIRECTOR                                                                                  OF THE
AND POSITIONS                                              PRINCIPAL OCCUPATIONS                 COMPANY
WITH THE COMPANY                   AGE                    DURING PAST FIVE YEARS                  SINCE
-------------------------------  --------   ---------------------------------------------------  --------
CLASS III DIRECTORS -- TERM EXPIRES 2004

Gail H. Klapper                     58      PRINCIPAL OCCUPATION OR EMPLOYMENT: Ms. Klapper is     1998
                                            the founder and managing principal of The Klapper
                                            Firm, a law and consulting organization focusing on
                                            general corporate, real estate, regulatory, and
                                            administrative law, and the director and member of
                                            The Colorado Forum, a group composed of chief
                                            executive officers focusing on public policy
                                            issues.

                                            OTHER BUSINESS AFFILIATIONS: Director of Orchard
                                            Trust Company, a subsidiary of Great West Life and
                                            Annuity Insurance Company, and Gold. Inc.; member
                                            and past Chairman of the Boards of Wellesley
                                            College, the Denver Metro Chamber of Commerce, and
                                            The Downtown Denver Partnership; founder, Public
                                            Education & Business Coalition; trustee of the
                                            Denver Museum of Nature & Science.

                                            COMMITTEES: Audit and Employment Practices &
                                            Diversity.

Claudine B. Malone                  65      PRINCIPAL OCCUPATION OR EMPLOYMENT:Ms. Malone is       1982
                                            President of Financial & Management Consulting,
                                            Inc.

                                            OTHER BUSINESS AFFILIATIONS: Director of Lowe's
                                            Companies, SAIC, Hasbro Inc., and Lafarge
                                            Corporation; trustee of the Massachusetts Institute
                                            of Technology; and past Chairman of the Board of
                                            the Federal Reserve Bank of Richmond.

                                            COMMITTEES: Audit (Chair), Executive, and Finance.

Ralph Z. Sorenson                   67      PRINCIPAL OCCUPATION OR EMPLOYMENT: Dr. Sorenson is    1976
                                            Professor Emeritus at the College of Business and
                                            Administration at the University of Colorado,
                                            Boulder, where he served as Dean from 1992 to 1993.
                                            Since 1997 he has also served as Managing General
                                            Partner of the Sorenson Limited Partnership, an
                                            investment and management firm.

                                                                                                 DIRECTOR
NAME OF DIRECTOR                                                                                  OF THE
AND POSITIONS                                              PRINCIPAL OCCUPATIONS                 COMPANY
WITH THE COMPANY                   AGE                    DURING PAST FIVE YEARS                  SINCE
-------------------------------  --------   ---------------------------------------------------  --------
                                            OTHER BUSINESS AFFILIATIONS: Past Chairman and
                                            Chief Executive Officer of Barry Wright Corporation
                                            and President Emeritus of Babson College,
                                            Wellesley, Massachusetts; director of Eaton Vance
                                            Corporation, Polaroid Corporation, Exabyte
                                            Corporation, and Whole Foods Market, Inc.; member
                                            and former Chairman of the Board of Trustees of the
                                            Boston Museum of Science; overseer emeritus of The
                                            Boston Symphony Orchestra; and a member of the
                                            corporation of Babson College.

                                            COMMITTEES: Compensation & Nominating and Finance.

Robert J. Tarr, Jr.                 57      PRINCIPAL OCCUPATION OR EMPLOYMENT: Mr. Tarr is
                                            Chairman and Chief Executive Officer of
                                            HomeRuns.com, Inc., an online home grocery
                                            business. He was President, Chief Executive
                                            Officer, and Chief Operating Officer of Harcourt
                                            General, Inc. and The Neiman Marcus Group from 1991
                                            through 1997.

                                            OTHER BUSINESS AFFILIATIONS: Director of John
                                            Hancock Mutual Life Insurance Co., WESCO
                                            International, Inc., Sterling Autobody Centers,
                                            Inc., and Barney's New York, Inc. Committees:
                                            Finance (Chair), Compensation & Nominating, and
                                            Executive. 1998

CLASS II DIRECTORS -- TERM EXPIRES 2003

James O. Freedman                   65      PRINCIPAL OCCUPATION OR EMPLOYMENT: Mr. Freedman is    1991
                                            President Emeritus and Professor of Law and the
                                            Liberal Arts at Dartmouth College. He was President
                                            of Dartmouth College from 1987 to 1998. He is the
                                            President of the American Academy of Arts and
                                            Sciences.

                                            OTHER BUSINESS AFFILIATIONS: Past President of the
                                            University of Iowa and past Dean of the University
                                            of Pennsylvania Law School; member of the American
                                            Law Institute, the Board of Directors of the
                                            Salzburg Seminar, and the Friends of the Library of
                                            the Supreme Court of Israel; life member of Clare
                                            Hall, Cambridge University; Fellow of the American
                                            Academy of Arts and Sciences; author of CRISIS AND
                                            LEGITIMACY: THE ADMINISTRATIVE PROCESS AND AMERICAN
                                            GOVERNMENT, published by Cambridge University Press
                                            in 1978, and IDEALISM AND LIBERAL EDUCATION,
                                            published by the University of Michigan Press in
                                            1996; recipient of eleven honorary degrees, of the
                                            William O. Douglas First Amendment Freedom Award
                                            from the Anti-Defamation League of B'nai B'rith in
                                            1991, and of the Frederic W. Ness Book Award of the
                                            Association of American Colleges and Universities
                                            in 1997.

                                                                                                 DIRECTOR
NAME OF DIRECTOR                                                                                  OF THE
AND POSITIONS                                              PRINCIPAL OCCUPATIONS                 COMPANY
WITH THE COMPANY                   AGE                    DURING PAST FIVE YEARS                  SINCE
-------------------------------  --------   ---------------------------------------------------  --------
                                            COMMITTEES: Compensation & Nominating and
                                            Employment Practices & Diversity.

Charles R. Longsworth               71      PRINCIPAL OCCUPATION OR EMPLOYMENT: Mr. Longsworth     1985
                                            is Chairman Emeritus of the Colonial Williamsburg
                                            Foundation in Williamsburg, Virginia.

                                            OTHER BUSINESS AFFILIATIONS: Director of Saul
                                            Centers, Inc. and The Center for Public Resources;
                                            Chairman Emeritus of the Board of Trustees of
                                            Amherst College and President Emeritus of Hampshire
                                            College; Trustee, Historic Deerfield.

                                            COMMITTEES: Employment Practices & Diversity
                                            (Chair), Executive, and Finance.

Alfred L. McDougal                  70      PRINCIPAL OCCUPATION OR EMPLOYMENT: Mr. McDougal is    1994
                                            President of ALM Corporation, a business management
                                            services company. Mr. McDougal was Chairman and
                                            Chief Executive Officer of McDougal, Littell &
                                            Company until its acquisition by the Company in
                                            March 1994.

                                            OTHER BUSINESS AFFILIATIONS: Past Chairman of the
                                            Northern Illinois Business Association and of the
                                            School Division of the Association of American
                                            Publishers, and a former director of the
                                            Association of American Publishers; governor of
                                            Yale University Press; director of Hubbard Street
                                            Dance Company and Opportunity International.

                                            Committees: Audit and Employment Practices &
                                            Diversity.

CLASS I DIRECTORS -- TERM EXPIRES 2002

Nader F. Darehshori                 64      PRINCIPAL OCCUPATION OR EMPLOYMENT: Mr. Darehshori     1989
Chairman of the                             has been Chairman of the Board and Chief Executive
Board, CEO and                              Officer of the Company since 1990 and was named
President                                   President in October 1991.

                                            OTHER BUSINESS AFFILIATIONS: Director of CGU
                                            Insurance Group, State Street Bank and Trust
                                            Company, State Street Boston Corporation, the
                                            Massachusetts Business Roundtable, and the
                                            Association of American Publishers; chairman of the
                                            Boston Public Library Foundation; trustee of
                                            Wellesley College, the WGBH Educational Foundation,
                                            and the Dana-Farber Cancer Institute.

                                            COMMITTEES: Executive (Chair).

                                                                                                 DIRECTOR
NAME OF DIRECTOR                                                                                  OF THE
AND POSITIONS                                              PRINCIPAL OCCUPATIONS                 COMPANY
WITH THE COMPANY                   AGE                    DURING PAST FIVE YEARS                  SINCE
-------------------------------  --------   ---------------------------------------------------  --------
Michael Goldstein                   59      PRINCIPAL OCCUPATION OR EMPLOYMENT: Mr. Goldstein      1998
                                            is a member of the Board of Directors of Toys "R"
                                            Us, Inc. He was Chairman of the Board of Toys "R"
                                            Us, Inc., from 1998 to June 2001; he was Chief
                                            Executive Officer and Vice Chairman of the Board
                                            from 1994 to 1999, and served as acting Chief
                                            Executive Officer from August 1999 to January 2000.

                                            OTHER BUSINESS AFFILIATIONS: Director of Finlay
                                            Enterprises, Inc., United Retail Group Inc., Baby
                                            Press Conference.com, the National Retail
                                            Federation, the 92nd Street Y, The Special
                                            Contributions Fund of the NAACP, The Council on
                                            Economic Priorities, the Northside Center for Child
                                            Development, the Queens College Foundation, and the
                                            State University of New York at Stony Brook
                                            Foundation; member of the Advisory Board of The For
                                            All Kids Foundation and the New York Restoration
                                            Project and Chairman of the Board of Directors of
                                            the Toys "R" Us Children's Fund.

                                            COMMITTEES: Compensation & Nominating (Chair),
                                            Audit, and Executive.

Janet Hill                          53      PRINCIPAL OCCUPATION OR EMPLOYMENT: Ms. Hill is
                                            Vice President of Alexander & Associates, Inc., a
                                            management consulting firm.

                                            OTHER BUSINESS AFFILIATIONS: Director of Nextel
                                            Communications, Inc., Wendy's International, Inc.,
                                            Progressive Insurance Company, Dean Foods, Inc.,
                                            and First Union Bank of Virginia, Maryland, and the
                                            District of Columbia; member of the Board of
                                            Visitors of the Fuqua School of Business at Duke
                                            University and of the Board of Advisors of the Hart
                                            Leadership Program at the Sanford Institute of
                                            Public Policy at Duke University; trustee of
                                            Wellesley College. Former Special Assistant to the
                                            Secretary of the Army at the Department of Defense.

                                            COMMITTEES: Compensation & Nominating 2000

COMMITTEES OF THE BOARD

    The Board has appointed five standing committees elected from its own members. Except for the Executive Committee, which Mr. Darehshori chairs, all committees are composed of independent, non-employee directors. Actions taken by any standing committee are reported to the Board, usually at its next meeting. Current membership of each committee is as follows:

                      COMPENSATION &      EMPLOYMENT PRACTICES &
      AUDIT             NOMINATING               DIVERSITY
-----------------  ---------------------  ------------------------

Ms. Malone, Chair  Mr. Goldstein, Chair   Mr. Longsworth, Chair
 Mr. Goldstein         Mr. Freedman            Mr. Freedman
  Ms. Klapper            Ms. Hill               Ms. Klapper
  Mr. McDougal         Dr. Sorenson            Mr. McDougal
                         Mr. Tarr

      EXECUTIVE           FINANCE
---------------------  --------------

Mr. Darehshori, Chair  Mr. Tarr, Chair
   Mr. Goldstein       Mr. Longsworth
   Mr. Longsworth       Ms. Malone
     Ms. Malone        Dr. Sorenson
      Mr. Tarr

    AUDIT COMMITTEE                                           5 meetings in 2000

    - Serves as an independent and objective party to monitor the Company's financial processes and internal control systems;

    - Reviews the integrity of the Company's financial statements;

    - Has direct contact with the Company's internal auditors and its independent public auditors, and meets separately with each on a regular basis;

    - Reviews the Company's information, reporting, and internal control systems with the goal of assuring that these systems are designed to provide timely and accurate information to senior management and to the Board and to foster compliance with applicable laws, regulations, and ethics policies;

    - Annually considers the qualifications of the independent public auditors for the Company and makes recommendations to the Board as to their selection, fee, and the scope of their audit and other services; and

    - Oversees any necessary investigations into any matters concerning the integrity of reported facts and figures, ethical conduct, and appropriate disclosure.

    COMPENSATION & NOMINATING COMMITTEE                       3 meetings in 2000

    - Reviews and recommends compensation plans for the Company's senior management;

    - Considers and administers stock option grants, other stock award plans, and incentive compensation for senior management;

    - Evaluates performance of the Chief Executive Officer and makes compensation recommendations to the Board;

    - Evaluates the appropriateness of compensation policy for non-employee directors and makes recommendations to the Board;

    - Reviews and evaluates the annual performance of the Board and its members;

    - Evaluates the Company's needs and the qualifications of candidates for director; submits to the Board names of persons it believes should be considered for election as directors of the Company; and

    - Considers timely recommendations for nominations to the Board submitted by stockholders.

    EMPLOYMENT PRACTICES & DIVERSITY COMMITTEE                2 meetings in 2000

    - Reviews and monitors the Company's policies and practices that promote the Company's goals that its employees and suppliers represent the diversity of America's population; that the Company maintain a workplace characterized by progressive employment practices and by mutual respect and courtesy; and that the Company's overall employment policies are as up-to-date and effective as possible.

    EXECUTIVE COMMITTEE                                        1 meeting in 2000

    - Acts for the Board as necessary when the Board is not in session; and

    - Supervises and reviews the Company's policies and procedures relating to corporate governance and legal compliance.

    FINANCE COMMITTEE                                         3 meetings in 2000

    - Reviews and makes recommendations relating to offerings of debt and equity securities, major borrowing commitments, dividend policy, investor relations activities, risk management policy, and other significant financial matters.

                             AUDIT COMMITTEE REPORT

    THE FOLLOWING REPORT OF THE AUDIT COMMITTEE DOES NOT CONSTITUTE SOLICITING MATERIAL AND SHOULD NOT BE DEEMED FILED OR INCORPORATED BY REFERENCE INTO ANY OTHER COMPANY FILING UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE EXCHANGE ACT, EXCEPT TO THE EXTENT THE COMPANY SPECIFICALLY INCORPORATES THIS REPORT BY REFERENCE THEREIN.

    The Audit Committee of the Board of Directors is comprised of four directors. The Board has determined that each Committee member is independent under the New York Stock Exchange's listing standards.

    The Committee operates under a written charter, which was included as an appendix to the Company's proxy statement for its 2001 Annual Meeting of Stockholders. Under the charter, management is responsible for the Company's financial statements, the financial reporting process, and the system of internal controls. The independent auditors are responsible for performing an independent audit of the Company's financial statements and issuing an opinion that the financial statements conform with generally accepted accounting principles. The Committee's responsibility is to monitor and oversee these processes.

    In fulfilling its oversight responsibilities, the Committee discusses with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, the evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

    The Committee has reviewed and discussed with both management and the independent auditors the audited financial statements for the year ended December 31, 2000, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

    The Committee has also reviewed with the independent auditors the other matters required to be discussed by Statement on Accounting Standards No. 61 (Communications with Audit Committees). In addition, the Committee discussed with the independent auditors their independence from management and considered the compatibility of nonaudit services with the auditors' independence. The Company has received from the auditors the written disclosures and letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees).

    Based on its review and discussions with management and the independent auditors, the Committee recommended to the Board (and the directors have approved) the inclusion of the audited financial statements for the year ended December 31, 2000 in the Company's Annual Report on Form 10-K for filing with the SEC. The Committee has recommended and the Board has approved the selection of Ernst & Young LLP as the independent auditors for 2001.

    This report is submitted by the Company's Audit Committee, the members of which are Ms. Malone (Chair), Mr. Goldstein, Ms. Klapper, and Mr. McDougal.

                             DIRECTOR COMPENSATION

    The Company compensates directors who are not employees of the Company as follows:

Annual Retainer..........................  $10,000

Attendance Fees..........................  $700 for each Board meeting

                                           $500 for each committee meeting

Executive Committee Retainer.............  $4,000 annually instead of meeting fees

Committee Chair Retainer.................  $2,500 annually

Stock Compensation.......................  1,000 shares annually, options to purchase 2,000 shares annually

    In connection with the Transaction, the Board appointed Mr. Goldstein, Mr. Longsworth and Ms. Malone as the Special Committee. Mr. Goldstein received $2,500 as chair and the attendance fee is $1,000 for each meeting.

    Shares of Company stock are prorated for less than full-year service on the Board. Directors who are employees receive no compensation for attendance at Board or committee meetings.

    We provide non-employee directors or their beneficiaries with a retirement benefit of one-and-one-half times the directors' annual cash retainer in effect at the time of retirement, for a period equal to the time of service as a director.

    As part of our support of charitable giving, we have established a planned gift program for directors. The program provides that upon the retirement of a director, we will donate $500,000, in 20 annual installments, to one or more qualifying charitable organizations recommended by the individual director. The Merger Agreement provides that upon consummation of the Merger, this obligation will be accelerated and promptly paid to the designated charities. Individual directors derive no financial benefit from this program.

                       EXECUTIVE OFFICERS OF THE COMPANY

    The following table shows information with respect to the current executive officers who are not also directors of the Company as of June 8, 2001. Each of the executive officers is a citizen of the United States.

                                                                                                    OFFICE
NAME                                     AGE                          OFFICE                      HELD SINCE
----                                   --------                       ------                      ----------
Arthur S. Battle, Jr.................     50      Vice President, Human Resources                    1998

Albert Bursma, Jr....................     64      Executive Vice President; President, Great         1995
                                                  Source Education Group, Inc.

David R. Caron.......................     40      Vice President, Controller                         1997

Gail Deegan..........................     54      Executive Vice President and Chief Financial       1996
                                                    Officer

Elizabeth L. Hacking.................     59      Senior Vice President, Strategic Development       1993

Patrick Hidalgo......................     59      Vice President, Managing Director,                 1999
                                                  International Division

John E. Laramy.......................     56      Senior Vice President; President, The              1999
                                                  Riverside Publishing Company

George A. Logue......................     50      Executive Vice President, School Division          1997

Mark E. Mooney.......................     49      Senior Vice President, Chief Technology            1997
                                                  Officer

John H. Oswald.......................     51      Executive Vice President; President, Computer      1999
                                                    Adaptive Technologies, Inc.

Conall E. Ryan.......................     43      Executive Vice President; President, Sunburst      2000
                                                    Technology Corporation

Rita H. Schaefer.....................     47      Senior Vice President, McDougal Littell Inc.       2000

Gary L. Smith........................     56      Senior Vice President, Administration              1991

June Smith...........................     58      Executive Vice President, College Division         1994

Wendy J. Strothman...................     50      Executive Vice President, Trade & Reference        1996
                                                    Division

Paul D. Weaver.......................     58      Senior Vice President, Clerk, Secretary, and       1989
                                                    General Counsel

    The following information provides a brief description of the business experience of each executive officer during the past five years. Each executive officer, other than Mr. Battle, Mr. Hidalgo and Mr. Mooney has been employed by Houghton Mifflin for more than five years.

Arthur S. Battle, Jr.
  1998--Vice President, Human Resources
  1995--Divisional Vice President, Human Resources, Corning, Inc.

Albert Bursma, Jr.
  1995--Executive Vice President; President, Great Source Education
Group, Inc.*

David R. Caron
  1997--Vice President, Controller
  1996--Assistant Controller

Gail Deegan
  1998--Executive Vice President and Chief Financial Officer
  1996--Executive Vice President, Chief Financial Officer, and Treasurer

Elizabeth L. Hacking
  1993--Senior Vice President, Strategic Development

Patrick Hidalgo
  1999--Vice President, Managing Director, International Division
  1996-- President, Latin America/Iberia Division, Simon & Schuster, a publisher unrelated to the Company

John E. Laramy
  1999--Senior Vice President; President, The Riverside Publishing Company* 1994--Vice President, Director of Sales, The Riverside Publishing Company*

George A. Logue
  1998--Executive Vice President, School Division
  1997--Senior Vice President, School Division
  1994--Vice President, Sales and Marketing, School Division

Mark E. Mooney
  1997--Senior Vice President, Chief Technology Officer
  1996--Vice President, Director of Information Technology, The Bureau of National Affairs

John H. Oswald
  1999--Executive Vice President; President, Computer Adaptive
Technologies, Inc.*
  1993--Executive Vice President; President, The Riverside Publishing Company*

Conall E. Ryan
  2000--Executive Vice President; President, Sunburst Technology Corporation* 1999--Senior Vice President; President, Sunburst Technology Corporation* 1997--Senior Vice President; President, Houghton Mifflin Interactive
Corporation*
  1996--President, Houghton Mifflin Interactive Corporation*

Rita H. Schaefer
  2000--Senior Vice President, McDougal Littell Inc.*
  1994--Vice President, National Sales Manager, McDougal Littell Inc.*

Gary L. Smith
  1991--Senior Vice President, Administration

June Smith
  1994--Executive Vice President, College Division

Wendy J. Strothman
  1996--Executive Vice President, Trade & Reference Division

Paul D. Weaver
  1989--Senior Vice President, Clerk, Secretary, and General Counsel

------------------------

* A subsidiary of Houghton Mifflin

                SECURITY OWNERSHIP OF NAMED EXECUTIVE OFFICERS,
                      DIRECTORS AND PRINCIPAL STOCKHOLDERS

    The following table shows how much Common Stock each director, nominee, executive named in the Summary Compensation Table, and all directors and executive officers as a group, owned as of May 31, 2001. The term "beneficial ownership" includes shares held both directly and indirectly (such as through a trust), shares which a director or officer may vote or transfer (even if these powers are shared), options that are exercisable currently or within 60 days, and, under some circumstances, shares held by family members. Except otherwise noted, the business address of each executive officer, director and principal stockholder is c/o Houghton Mifflin Company, 222 Berkeley Street, Boston, MA 02116.

                                                                AMOUNT AND
                                                                 NATURE OF      PERCENT OF
NAME OF BENEFICIAL OWNER                                      OWNERSHIP(1)(2)     CLASS
------------------------                                      ---------------   ----------
Albert Bursma, Jr...........................................        38,433            *
Nader F. Darehshori.........................................       281,643(3)         *
Gail Deegan.................................................        82,936            *
James O. Freedman...........................................        14,601            *
Michael Goldstein...........................................        15,084            *
Janet Hill..................................................           983            *
Gail H. Klapper.............................................        10,084            *
John E. Laramy..............................................        24,879            *
George A. Logue.............................................        62,411            *
Charles R. Longsworth.......................................        28,001(4)         *
Claudine B. Malone..........................................        27,656(5)         *
Alfred L. McDougal..........................................        19,833(6)         *
Ralph Z. Sorenson...........................................        30,201            *
Wendy J. Strothman..........................................        16,775            *
Robert J. Tarr, Jr..........................................        22,917(7)         *
All directors and executive officers as a group (26
  persons)..................................................     1,050,610         3.64%

------------------------

*   Less than one percent

(1) Except as described in this note, the holder has sole voting and investment power over the shares listed. The following list shows the officers holding restricted shares; the holder has only sole voting power over the listed shares, but does not have investment power.

NAME                                                          NUMBER OF SHARES
----                                                          ----------------
Mr. Darehshori..............................................       15,657
Mr. Bursma..................................................        5,533
Ms. Strothman...............................................        4,968
Ms. Deegan..................................................        5,878
Mr. Laramy..................................................        4,082

    If shares of Common Stock are purchased in the Offer, there will be a change in control of the Company, the restrictions on the restricted shares will expire and the holder will have investment power over the shares.

    In addition to the restricted shares, Mr. Darehshori also holds 28,828 Restricted Share Units, which do not have voting rights and may not be transferred. After Mr. Darehshori's retirement, these Restricted Share Units will automatically convert into an equal number of shares of common stock. If shares of Common Stock are purchased in the Offer, the units will convert into an equal number of shares of Common Stock.

    Three members of the group composed of all directors and executive officers share with others voting and investment power over 55,965 of the shares listed, and the holders have sole voting power only over 76,455 of the shares listed.

(2) Includes shares that may be acquired upon exercise of stock options that were exercisable on May 31, 2001, or that as of the date hereof will become exercisable within 60 days after May 31, 2001. The following list shows the number of these shares.

NAME                                                          NUMBER OF SHARES
----                                                          ----------------
Mr. Bursma..................................................            0
Mr. Darehshori..............................................       60,000
Ms. Deegan..................................................            0
Mr. Freedman................................................        8,001
Mr. Goldstein...............................................        4,001
Ms. Hill....................................................          400
Ms. Klapper.................................................        4,001
Mr. Laramy..................................................        6,667
Mr. Longsworth..............................................        8,001
Ms. Malone..................................................        8,001
Mr. McDougal................................................        8,001
Dr. Sorenson................................................        8,001
Ms. Strothman...............................................            0
Mr. Tarr....................................................        6,001
All directors and executive officers as a group (26
  persons)..................................................      158,675

    In calculating the "percent of class," the shares subject to these options have been treated as if they were issued and outstanding.

    If shares of Common Stock are purchased in the Offer, the options covering the shares held as listed below will also vest.

NAME                                                          NUMBER OF SHARES
----                                                          ----------------
Mr. Bursma..................................................       30,000
Mr. Darehshori..............................................      100,000
Ms. Deegan..................................................       30,000
Mr. Freedman................................................        1,999
Mr. Goldstein...............................................        1,999
Ms. Hill....................................................        1,600
Ms. Klapper.................................................        1,999
Mr. Laramy..................................................        7,333
Mr. Longsworth..............................................        1,999
Ms. Malone..................................................        1,999
Mr. McDougal................................................        1,999
Dr. Sorenson................................................        1,999
Ms. Strothman...............................................       30,000
Mr. Tarr....................................................        1,999
All directors and executive officers as a group (26
  persons)..................................................      459,325

(3) Includes 1,674 shares owned by Mr. Darehshori's wife and 2,585 shares held by Mr. Darehshori's wife as custodian for minor children.

(4) Mr. Longsworth has reported and disclaimed beneficial ownership of 1,300 shares owned by his wife.

(5) Includes 14,655 shares owned by a corporation of which Ms. Malone is sole stockholder.

(6) Includes 5,832 shares owned by a trust of which Mr. McDougal is trustee.

(7) Mr. Tarr has reported and disclaimed beneficial ownership of 1,500 shares owned by a charitable trust of which Mr. Tarr is trustee.

    The Company created the 1994 Executive and Non-Employee Director Stock Purchase Plans in August 1994 and the 2000 Senior Management and Director Stock Purchase Plan in February 2000 to encourage its directors and executive officers to increase their ownership of the Company's common stock. Under the 1994 Plans, nine directors and twelve executive officers purchased a total of 116,122 shares. Under the 2000 Plan, seven directors and fifty-six officers and senior managers (including fifteen executive officers) purchased a total of 287,430 shares. The plans provide generally that shares may not be sold for one year from date of purchase.

    In connection with these plans, the Company entered into loan agreements with some participants. All loans, which must be repaid on sale of the shares, are interest-bearing and have full recourse against the borrower. Loans to employee-participants under the 1994 Executive Stock Purchase Plan and all loans under the 2000 Plan are secured by the shares. The promissory notes of employee-participants under the 1994 Executive Stock Purchase Plan provide for an effective interest rate of 6.25% and mature on June 30, 2003. The promissory notes of director-participants under the 1994 Non-Employee Director Stock Purchase Plan were amended in 2000; they now provide for an effective interest rate of 6.25% and mature on the earlier of October 30 of the year of normal retirement for the director-participant, or six months after the director-participant has ceased, for any reason, to serve as a Director of the Company. The promissory notes under the 2000 Plan provide for an effective interest rate of 8% and mature on February 28, 2005. The following list shows the highest amounts outstanding under any of these loans that exceeds $60,000 since January 1, 2001, which is the same as the amount currently outstanding.
Directors: Mr. Goldstein, $173,404; Ms. Klapper, $86,720; Mr. Longsworth, $292,808; Mr. McDougal, $146,404; Dr. Sorenson, $293,807. Director and executive officer: Mr. Darehshori, $3,312,356. Executive officers: Mr. Battle, $50,287; Mr. Bursma, $653,299; Mr. Caron, $65,026; Ms. Hacking, $755,029; Mr. Laramy,
$372,635; Mr. Logue, $423,795; Mr. Mooney, $391,893; Mr. Oswald, $1,159,304;
Mr. Smith, $738,647; Ms. Smith, $589,248; Mr. Weaver, $511,665.

    PRINCIPAL STOCKHOLDERS

    The following table shows, as of December 31, 2000, the only person we know to be beneficial owner of more than 5% of the Company's common stock. This information is based on the Schedule 13G report filed with the SEC by the person listed in the table. This report has additional information about the filer's beneficial ownership; you may obtain copies from the SEC.

NAME AND ADDRESS OF                                              AMOUNT AND NATURE OF
BENEFICIAL OWNER                    PERCENT OF CLASS             BENEFICIAL OWNERSHIP
-------------------                 ----------------   -----------------------------------------
State Street Bank and Trust                5.5%        311,925 shares--sole voting power
Company, Trustee                                       1,417,004 shares--shared voting power
3 Pinehill Drive                                       316,325 shares--sole dispositive power
Batterymarch III                                       1,432,004 shares--shared dispositive
Quincy, MA 02169                                       power

                             EXECUTIVE COMPENSATION

    The following table summarizes the compensation the Company paid the Chairman, President, and Chief Executive Officer and the four other most highly compensated executive officers during the last three years.

                           SUMMARY COMPENSATION TABLE

                                                 ANNUAL COMPENSATION               LONG-TERM COMPENSATION AWARDS
                                          ----------------------------------   --------------------------------------
                                                                               RESTRICTED   SECURITIES
                                                                OTHER ANNUAL     STOCK      UNDERLYING    ALL OTHER
NAME AND                                   SALARY     BONUS     COMPENSATION    AWARD(S)     OPTIONS     COMPENSATION
PRINCIPAL POSITION             YEAR         ($)        ($)          ($)          ($)(1)        (#)          ($)(2)
---------------------------  --------     --------   --------   ------------   ----------   ----------   ------------
Nader F. Darehshori........    2000       $677,500   $127,598        $0          $     0      40,180       $132,210
  Chairman, President,         1999        630,000    333,347         0                0           0        178,313
  and Chief Executive          1998        590,000    300,036         0          202,288     160,000        190,411
  Officer

Albert Bursma, Jr. ........    2000        313,500    114,893         0                0      15,070         83,279
  Executive Vice President     1999        295,750    120,000         0           13,766           0         90,477
                               1998        280,500    113,206         0           34,055      30,000         96,347

Wendy Strothman ...........    2000        281,005    113,600         0            8,055           0         13,335
  Executive Vice President     1999        267,753    108,800         0           14,950           0         33,051
                               1998        247,500    101,655         0           32,360      30,000         33,642

Gail Deegan ...............    2000        347,750     48,385         0                0       4,770         20,082
  Executive Vice President     1999        333,000    109,174         0                0      48,507              0
  and Chief Financial          1998        313,500    127,230         0           65,201      49,653         30,000
  Officer

John Laramy ...............    2000        278,750    112,000         0            3,495       7,640         10,500
  Executive Vice President     1999(3)     180,080     74,250         0          194,000      10,000         10,000

------------------------

(1) The restricted shares awarded for 1998 were awarded on January 26, 1999 as part of the 1998 bonus. The restricted shares awarded for 1999 were awarded on January 25, 2000 as part of the 1999 bonus. The restricted shares awarded for 2000 were awarded on January 30, 2001 as part of the 2000 bonus. Restrictions on shares awarded as part of the 1998, 1999, and 2000 bonuses will lapse three years from the date of award provided the recipient remains employed by the Company. Dividends are paid on all restricted shares at the same rate paid to all stockholders. The value shown is the fair market value at date of grant. The following list shows the total number of shares of restricted stock held by or to be awarded to the officers listed in the table as of December 31, 2000, as well as the market value of these shares, determined by the closing price of the Company's common stock on the New York Stock Exchange on December 29, 2000: Mr. Darehshori, 47,055 shares, with a year-end market value of $2,182,176; Mr. Bursma, 5,533 shares, with a year-end market value of $256,593; Ms. Strothman, 6,096 shares, with a year-end market value of $282,702; Ms. Deegan, 6,798 shares, with a year-end market value of $315,257; Mr. Laramy, 4,082 shares, with a year-end market value of $189,303. Mr. Darehshori's shares include 28,828 Restricted Share Units which are detailed above.

(2) These amounts are the Company's matching contributions under the 401(k) Savings Plan, contributions under the defined contribution component of the Supplemental Benefits Plan, and premiums paid for split-dollar life insurance policies. Under the Supplemental Benefits Plan, the Company provides benefits substantially equal to benefits that could not be provided under the 401(k) Savings Plan because of limitations under the Internal Revenue Code. The split-dollar life insurance premiums have two components, for the term and non-term portions of the insurance.

    The ownership of these policies is structured so that the Company will be reimbursed for the cumulative total of all premiums paid on the earlier of the death or retirement of the executive. The result is that over the life of the program there is minimal cost to the Company. We retain the right to borrow against our investment in the policies at any time. As of January 1, 2001, the split-dollar policies for executives other than Mr. Darehshori and Mr. Bursma were converted to employee-owned whole life policies. The table below shows the amounts we paid for each of these categories during 2000 for the officers listed in the table.

                                                                                          NON-TERM
                         CONTRIBUTIONS TO   CONTRIBUTIONS TO                             PORTION--
                              401(K)          SUPPLEMENTAL         TERM PORTION--       SPLIT-DOLLAR
NAME                       SAVINGS PLAN      BENEFITS PLAN     SPLIT-DOLLAR INSURANCE    INSURANCE
----                     ----------------   ----------------   ----------------------   ------------
Mr. Darehshori.........       $7,650             $2,550                $22,503            $99,507
Mr. Bursma.............        7,293              2,907                 12,631             60,448
Ms. Strothman..........        6,832              3,668                  2,843                  0
Ms. Deegan.............        7,650              2,550                  9,882                  0
Mr. Laramy.............        6,785              3,715                      0                  0

(3) Mr. Laramy became an executive officer in 1999.

STOCK COMPENSATION PLAN

    The Company believes that its officers and employees should have the same interest in the Company's success as its stockholders. It encourages officers and employees to become stockholders by a variety of grants under the 1998 Stock Compensation Plan. These grants include options to buy the Company's stock, restricted or bonus stock, and performance awards, where the amount of cash and/or stock received depends on achieving specified performance goals.

    STOCK OPTIONS

    The following table shows stock option grants in 2000 to the officers named in the Summary Compensation Table. The amounts shown as potentially realizable values are based on the assumed appreciation rates required by the SEC, but the real value of these options will depend entirely on the actual future share price.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                       INDIVIDUAL GRANTS                       POTENTIAL REALIZABLE
                                     ------------------------------------------------------      VALUE AT ASSUMED
                                     NUMBER OF      % OF TOTAL                                 ANNUAL RATES OF STOCK
                                     SECURITIES      OPTIONS                                  PRICE APPRECIATION FOR
                                     UNDERLYING     GRANTED TO     EXERCISE OR                      OPTION TERM
                                      OPTIONS      EMPLOYEES IN    BASE PRICE    EXPIRATION   -----------------------
NAME                                 GRANTED(#)   FISCAL YEAR(1)     ($/SH)         DATE        5%($)        10%($)
----                                 ----------   --------------   -----------   ----------   ----------   ----------
Nader F. Darehshori................    40,180          6.63%        $39.8125     2/29/2000     $441,958     $976,612
Albert Bursma, Jr..................    15,070          2.49          39.8125     2/29/2000      165,762      366,290
Wendy J. Strothman.................         0             0               --            --           --           --
Gail Deegan........................     4,770          0.79          39.8125     2/29/2000       52,467      115,939
John E. Laramy.....................     7,640          1.26          39.8125     2/29/2000       84,036      185,697

------------------------

(1) Represents options granted under the 2000 Senior Management and Director Stock Purchase Plan. Options were exercisable only on the date of grant.

    The following table shows option exercises during 2000 by those officers. It also shows the number of options they held as of May 31, 2001, both those currently exercisable and those that will be exercisable in the future, along with the value of these options at year-end. Because these options have not been exercised, the values shown have not been realized. The options will have value only if they are exercised, and that value will depend entirely on the share price on the exercise date.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                           NUMBER OF
                                                                           SECURITIES         VALUE OF
                                                                           UNDERLYING       UNEXERCISED
                                                                          UNEXERCISED       IN-THE-MONEY
                                                                           OPTIONS AT        OPTIONS AT
                                                                           FY-END (#)        FY-END ($)
                                                                         --------------   ----------------
                                      SHARES ACQUIRED       VALUE         EXERCISABLE/      EXERCISABLE/
                                      ON EXERCISE (#)   REALIZED($)(1)   UNEXERCISABLE    UNEXERCISABLE(1)
                                      ---------------   --------------   --------------   ----------------
Nader F. Darehshori.................      80,180           $750,000      60,000/100,000         $0/$0
Albert Bursma, Jr...................      45,070            566,250            0/30,000         $0/$0
Wendy J. Strothman..................      10,000            179,400            0/30,000         $0/$0
Gail Deegan.........................       4,770                  0            0/30,000         $0/$0
John E. Laramy......................      15,640            149,000         6,667/7,333         $0/$0

------------------------

(1) Market value of underlying securities at exercise or year-end, minus the exercise or base price.

                                RETIREMENT PLAN

    The Company maintains a tax-qualified, defined benefit Retirement Plan, and establishes an account for each eligible employee. Every year, the Company credits each employee's account with an amount that varies depending on the employee's length of service and earnings, and with interest on the accumulated balance. For calculating its contribution to the Retirement Plan, compensation consists primarily of salary, wages, commissions, and annual incentive compensation. When an employee leaves the Company, he or she has the option to:

    - convert this account to an annuity benefit,

    - leave the account in the Retirement Plan where it will continue to earn interest, or

    - take the account balance as a lump sum payment.

    An employee who leaves with fewer than five years of service receives no benefit under the Retirement Plan.

    The Internal Revenue Code limits the annual amount of compensation that can be taken into consideration for determining benefits and the annual benefit accruals under a tax-qualified retirement plan. As permitted by the Internal Revenue Code, the Company maintains a Supplemental Executive Retirement Plan that provides retirement benefits in excess of these limits. The Company calculates these supplemental benefits for the officers named in the Summary Compensation Table and twelve other executive officers based on a formula which uses a multiple of the employee's years of service and average annual earnings for the three highest-paid consecutive years of service in the last ten years before retirement. The following table shows the range of the estimated annual retirement benefits under the Retirement Plan and the Supplemental Executive Retirement Plan at the normal retirement age of 65 (calculated as of January 1, 2001) to those officers. The benefits shown in the table reflect a single life annuity benefit.

    As of December 31, 2000, the years of credited service and the compensation that will be taken into account for pension calculations for 2000 for the officers named in the Summary Compensation Table are: Mr. Darehshori, 35 years and $1,010,847; Mr. Bursma, 29 years and $433,534; Ms. Strothman, 5 years and $389,810; Ms. Deegan, 15 years and $456,924; and Mr. Laramy, 7 years and $353,000. Differences between the amount of compensation shown above and in the Summary Compensation Table reflect differences in accounting for incentive compensation payments, which are included in the year paid when calculating pension benefits.

                               PENSION PLAN TABLE

   AVERAGE ANNUAL
    COMPENSATION
      FOR THREE                  ESTIMATED ANNUAL BENEFIT FUNDED BY THE COMPANY
       HIGHEST                      FOR YEARS OF PARTICIPATION INDICATED (1)
     CONSECUTIVE        ----------------------------------------------------------------
        YEARS           15 YEARS   20 YEARS   25 YEARS   30 YEARS   35 YEARS   40 YEARS
---------------------   --------   --------   --------   --------   --------   ---------
     $  250,000         $84,375    $112,500   $140,625   $168,750   $196,875   $ 225,000

        300,000         101,250     135,000    168,750    202,500    236,250     270,000

        350,000         118,125     157,500    196,875    236,250    275,625     315,000

        400,000         135,000     180,000    225,000    270,000    315,000     360,000

        450,000         151,875     202,500    253,125    303,750    354,375     405,000

        500,000         168,750     225,000    281,250    337,500    393,750     450,000

        550,000         185,625     247,500    309,375    371,250    433,125     495,000

        600,000         202,500     270,000    337,500    405,000    472,500     540,000

        650,000         219,375     292,500    365,625    438,750    511,875     585,000

        700,000         236,250     315,000    393,750    472,500    551,250     630,000

        750,000         253,125     337,500    421,875    506,250    590,625     630,000

        800,000         270,000     360,000    450,000    540,000    630,000     720,000

        850,000         286,875     382,500    478,125    573,750    669,375     765,000

        900,000         303,750     405,000    506,250    607,500    708,750     810,000

        950,000         320,625     427,500    534,375    641,250    748,125     855,000

      1,000,000         337,500     450,000    562,500    675,000    787,500     900,000

      1,050,000         354,375     472,500    590,625    708,750    826,875     945,000

      1,100,000         371,250     495,000    618,750    742,500    866,250     990,000

      1,200,000         405,000     540,000    675,000    810,000    945,000   1,080,000

      1,250,000         421,875     562,500    703,125    843,750    984,375   1,125,000

------------------------

(1) For Mr. Darehshori and Mr. Bursma, the amounts shown approximate the value of their retirement benefits and split-dollar life insurance policies.

    As of December 31, 2000, the years of credited service and the compensation that will be taken into account for pension calculations for 2000 for the officers named in the Summary Compensation Table are: Mr. Darehshori, 35 years and $1,010,847; Mr. Bursma, 29 years and $433,534; Ms. Strothman, 5 years and $389,810; Ms. Deegan, 15 years and $456,924; and Mr. Laramy, 7 years and $353,000. Differences between the amount of compensation shown above and in the Summary Compensation Table reflect differences in accounting for incentive compensation payments, which are included in the year paid when calculating pension benefits.

                         CHANGE-IN-CONTROL ARRANGEMENTS

    SEVERANCE AGREEMENTS

    Sixteen executive officers, including those named in the Summary Compensation Table, have severance agreements with the Company. These agreements have been entered into in the ordinary course of business and were in place before negotiations began with Parent regarding the Offer and the Merger. The senior executives' severance agreements expire on December 31, 2003, and are automatically extended on an annual basis for an additional twelve-month period unless the Company gives the executive at least eighteen months' notice that the agreement will not be extended. Fifteen executive officers have agreements of this kind. It also has severance agreements with some of its key managers. One executive officer is a party to a key managers' severance agreement.

    Severance benefits under both types of agreements are payable if, within two years after a "change in control" of the Company, either the employee terminates his or her employment for "good reason," as defined in the agreement, or the Company terminates the employee's employment other than for reasons specifically permitted by the agreement. Under the terms of the agreement between Mr. Darehshori and the Company, severance benefits are payable under the same conditions as for the senior executives, or if Mr. Darehshori leaves voluntarily within the six-month period beginning three months after a change in control.

    A change in control will generally be deemed to have occurred on (a) a third party's acquisition of 25% or more of the Company's stock; (b) a change, over a two-year period, in the majority of the members of the Company's Board of Directors; (c) a merger, consolidation, or liquidation of the Company; or
(d) the sale of all or substantially all of the Company's assets.

    In general, the severance agreements entitle the employee to:

    - a lump sum payment of either three times (for senior executives) or two times (for key managers) their annual salary and the greater of either any incentive compensation awarded in the preceding year or the average incentive compensation awarded in the past three years;

    - all incentive compensation earned but previously deferred and not yet distributed;

    - a pro-rata bonus for the part of the year which precedes a change in control;

    - the aggregate present value of benefits under the Company's Supplemental Benefits Plan; and

    - the present value of additional retirement benefits which would have been earned by the employee under existing retirement plans had he or she remained in the Company's employ for either an additional 36 months (for senior executives) or 24 months (for key managers).

    In addition, we will maintain medical, life insurance, and disability coverage benefits for the employee for a period of either 36 months (for senior executives) or 24 months (for key managers) following termination of employment. We will also reimburse senior executives and key managers for legal fees incurred in enforcing the terms of the agreements and certain tax liabilities resulting from payments under the agreements. Severance payments made under the key managers' severance agreements may not exceed the amount that we are permitted to deduct for federal income tax purposes.

    STOCK COMPENSATION AND OTHER PLANS

    In general, on a change in control, all options become immediately exercisable, all restricted shares become immediately vested, and all performance-based awards are paid out, pro rata depending on how much of the performance period has been completed as of the date of the change in control.

    The Company has established a Supplemental Benefit Trust in connection with the Supplemental Benefits Plan, non-employee directors' retirement benefits, and deferred compensation agreements with employees and directors, to preserve those benefits in the event of a change in control. The Board may decide to have other employee plans covered by the Supplemental Benefit Trust as well. On any "potential change in control," which, as defined in the Supplemental Benefit Trust, includes a third party acquiring 15% or more of the Company's stock, the Company will contribute enough additional cash and property to the Supplemental Benefit Trust to pay, in accordance with the terms of the covered plans, the authorized benefits. However, the assets in the Supplemental Benefit Trust will become available to the Company's creditors if the Company becomes insolvent or bankrupt. If the funds in the Supplemental Benefit Trust are insufficient to pay amounts due under the covered plans, the Company remains obligated to pay any deficiency.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    No interlocking relationship exists between the Board or Compensation Committee and the board of directors or compensation committee of any other entity, nor has any such interlocking relationship existed in the past.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors and greater-than-10% stockholders to file reports of their beneficial ownership of Common Stock, and to provide the Company with copies of all reports they file. The rules of the SEC require the Company to disclose in this Information Statement any late filings of these reports. Based on our review of these reports and certifications given to us, we believe that there were no late filings in 2000.

                              CERTAIN TRANSACTIONS

    Mr. Darehshori is a director of State Street Boston Corporation and its principal subsidiary, State Street Bank and Trust Company. State Street Bank and Trust Company is the Trustee of the Company's Retirement Trust, Employees' Medical Benefits Trust, and Benefits Trust, and is also Trustee under the Company's Indenture relating to the issuance of debt securities.

                               INDEX TO EXHIBITS

EXHIBIT NO.
-----------
Exhibit (a)(1)                              Offer to Purchase dated June 8, 2001*

Exhibit (a)(2)                              Letter of Transmittal dated June 8, 2001*

Exhibit (a)(3)                              Joint Press Release issued by Parent and the Company
                                            dated June 1, 2001

Exhibit (a)(4)                              Summary Advertisement published in The Wall Street
                                            Journal dated June 8, 2001

Exhibit (a)(5)                              Letter to Stockholders of the Company dated June 8,
                                            2001*

Exhibit (e)(1)                              Opinion of JPMorgan dated May 31, 2001 (included as
                                            Annex A to the Statement)*

Exhibit (e)(2)                              Agreement and Plan of Merger dated as of June 1, 2001,
                                            among Parent, the Purchaser and the Company
                                            (incorporated by reference to Exhibit (d)(1) to the
                                            Schedule TO of Purchaser filed June 8, 2001)

Exhibit (e)(3)                              The Information Statement of the Company dated as of
                                            June 8, 2001 (included as Annex B to the Statement)

Exhibit (e)(4)                              Confidentiality Agreement between Parent, Havas and the
                                            Company dated January 17, 2001

------------------------

*   Included with Schedule 14D-9 mailed to stockholders.